SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                   THIRD AND FINAL AMENDMENT TO
                          SCHEDULE 13E-4
                  Issuer Tender Offer Statement
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                   RICHARDSON ELECTRONICS, LTD.
                         (Name of Issuer)

                   RICHARDSON ELECTRONICS, LTD.
               (Name of Person(s) Filing Statement)

 7-1/4% Convertible Subordinated Debentures Due December 15, 2006
                  (Title of Class of Securities)

                            763165AB3
              (CUSIP Number of Class of Securities)

                         William G. Seils
                   Richardson Electronics, Ltd.
                      40W267 Keslinger Road
                         LaFox, IL 60147
                          (630) 208-2370
                          with copies to
          Scott Hodes                        Jay R. Schifferli
        Ross & Hardies                     Kelley Drye & Warren LLP
    150 N. Michigan Avenue                    Two Stamford Plaza
    Chicago, IL 60601-7567                     281 Tresser Blvd.
        (312) 750-2750                      Stamford, CT 06901-3229
                                                  (203) 351-8023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
   Communications on Behalf of the Person(s) Filing Statement)

                        December 18, 1996
(Date Tender Offer First Published, Sent or Given to Security Holders)

                    Calculation of Filing Fee
Transaction Valuation:  *$34,800,000           Amount of Filing Fee:   $6,960

_______________
*For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the 7-1/4% Convertible Subordinated Debentures due December 15, 2006 proposed to be acquired was established by multiplying 87%, the average of the high and low prices of such Debentures as reported on December 16, 1996 expressed as a percentage of principal amount, by $40,000,000, the maximum principal amount proposed to be accepted for exchange.

[x ] Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,900       Filing Party: Richardson Electronics, Ltd.
Form or Registration No.: 13E-4      Date Filed: December 18, 1996


Item 8.   Additional Information

     The offer of Richardson Electronics, Ltd., (the "Company") to exchange its 8-1/4% Convertible Senior Subordinated Debentures due June 15, 2006 (minimum of $25,000,000 and maximum of $40,000,000 aggregate principal amount), (the "New Debentures") for its 7-1/4% Convertible Subordinated Debentures due December 15, 2006 ($70,825,000 principal amount outstanding), (the "Old Debentures"), and solicitation of consents to certain amendments to the Indenture under which its Old Debentures are issued, expired and terminated at 5:00 P.M. Chicago Time on Friday, February 14, 1997. $48,175,000 principal amount of Old Debentures were tendered for exchange and the Company accepted the $40,000,000 maximum amount specified in the Offer on a pro rata basis. $62,931,000 principal amount of Old Debentures consented to the amendments to the Indenture under which the Old Debentures are issued and the Company is amending the Indenture accordingly.

                            Signature

     After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

February 20, 1997
     Date                      /s/ Edward J. Richardson
                                   Signature

                                  Edward J. Richardson, Chairman,
                                  and Chief Executive Officer
                                   (Name and Title)